PARTNERS

Matthew D. Bersani Lorna Xin Chen Peter C.M. Chen Colin Law	Kyungwon Lee Paul Strecker Shuang Zhao

September 17, 2012

Via Edgar

Mr. Martin James, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JinkoSolar Holding Co., Ltd. Form 20-F for the fiscal year ended December 31, 2011 Filed April 18, 2012 File No. 001-34615

Dear Mr. James:

Reference is made to the comment letter received from the Staff of the Securities and Exchange Commission (the “Commission”) dated September 7, 2012 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 of JinkoSolar Holding Co., Ltd. (the “Company”) publicly filed with the Commission on April 18, 2012.

In order to prepare accurate and complete answers to the comments in your letter, and given that there will be national holidays in the PRC from October 1 to October 7, 2012, we respectfully request on behalf of the Company an extension of the deadline to October 12, 2012 to respond to your letter.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at + 852-2978-8002, on cell phone at + 852-9408-6584 or by email at shuang.zhao@shearman.com.

Sincerely,

/s/ Shuang Zhao
Shuang Zhao

cc:	Kate Tillan, Assistant Chief Accountant, Division of Corporation Finance Kevin Kuhar, Staff Accountant, Division of Corporation Finance Longgen Zhang, Chief Financial Officer, JinkoSolar Holding Co.